FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

(1) Press Release, “Dr. Reddy’s announces three generic product launches in the US Market,” June 6, 2011.

(2) Press Release, “Dr. Reddy’s Chemical Manufacturing Facility at Cuernavaca, Mexico Receives Warning Letter from USFDA,” June 14, 2011.

(3) Press Release, “Dr. Reddy’s announces the launch of Levofloxacin tablets,” June 22, 2011.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s announces three generic product launches in the US Market
Hyderabad, India, June 6, 2011 — Dr. Reddy’s Laboratories (NYSE: RDY) today announced that it has launched the following three products in the US market:
•
Donepezil Hydrochloride tablets (5mg and 10mg strengths), a bioequivalent generic version of ARICEPT® tablets*. The Food & Drug Administration (FDA) approved Dr. Reddy’s ANDA for Donepezil HCl tablets on May 31, 2011. Both strengths of Dr. Reddy’s Donepezil Hydrochloride tablets are available in 30, 90 and 500 count bottles.

•
Venlafaxine Hydrochloride Extended Release capsules (37.5mg, 75mg and 150mg strengths), a bioequivalent generic version of EFFEXOR XR® Extended Release capsules**. The Food & Drug Administration (FDA) approved Dr. Reddy’s ANDA for Venlafaxine Hydrochloride Extended Release Capsules on May 05, 2011. All three strengths of Dr. Reddy’s Venlafaxine Hydrochloride Extended Release Capsules are available in 30, 90 and 500 count bottles.

•
Letrozole tablets, USP (2.5mg), a bioequivalent generic version of FEMARA®***. The Food & Drug Administration (FDA) approved Dr. Reddy’s ANDA for Letrozole tablets, USP on June 3, 2011. Dr. Reddy’s Letrozole tablets, USP are available in 30 count bottles.

Notes to the editor:
•	The ARICEPT® brand and Donepezil Hydrochloride tablets generic had total combined U.S. sales of approximately $2.3 billion for the twelve months ending March 31, 2011 according to IMS Health.
•	The EFFEXOR XR® brand and Venlafaxine Extended Release Capsules generic had total combined U.S. sales of approximately $2.3billion for the twelve months ending March 31, 2011 according to IMS Health.
•	The FEMARA® brand had U.S. sales of approximately $702 Million for the twelve months ending March 31, 2011 according to IMS Health.
IMS National Sales Perspectives: Retail and Non-Retail MAT 03/31/2011

*	ARICEPT®, is a registered Trademark of Eisai R&D Management Co. Ltd.

**	EFFEXOR XR®, is a registered Trademark of Wyeth, LLC

***	FEMARA®, is a registered Trademark of Novartis Corporation
Suicidality and Antidepressant Drugs
Antidepressants increased the risk compared to placebo of suicidal thinking and behavior (suicidality) in children, adolescents, and young adults in short-term studies of major depressive disorder (MDD) and other psychiatric disorders. Anyone considering the use of venlafaxine hydrochloride extended-release capsules or any other antidepressant in a child, adolescent, or young adult must balance this risk with the clinical need. Short-term studies did not show an increase in the risk of suicidality with antidepressants compared to placebo in adults beyond age 24; there was a reduction in risk with antidepressants compared to placebo in adults aged 65 and older. Depression and certain other psychiatric disorders are themselves associated with increases in the risk of suicide. Patients of all ages who are started on antidepressant therapy should be monitored appropriately and observed closely for clinical worsening, suicidality, or unusual changes in behavior. Families and caregivers should be advised of the need for close observation and communication with the prescriber. Venlafaxine hydrochloride extended-release capsules are not approved for use in pediatric patients. (See Warnings: Clinical Worsening and Suicide Risk, Precautions: Information for Patients, and Precautions: Pediatric Use)

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40- 49002445

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s Chemical Manufacturing Facility at Cuernavaca, Mexico Receives Warning Letter from USFDA
Hyderabad, India, June 14, 2011:
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) announced today that Industrias Quimicas Falcon de Mexico SA de C.V. (Dr. Reddy’s chemical manufacturing facility at Cuernavaca, Mexico), a wholly owned subsidiary of Dr. Reddy’s Laboratories Limited has received a four item Warning Letter from the United States Food and Drug Administration (USFDA).
The USFDA inspected Dr. Reddy’s Mexico facility in November 2010. That Inspection resulted in issuance of Form FDA 483, with observations. Dr. Reddy’s felt it responded to the 483 observations by implementing a number of corrective actions. However, the USFDA has asked for additional data and corrective actions to the items listed in the Warning Letter. Dr. Reddy’s takes these matters seriously and will respond to the USFDA within the stipulated timeframe. Dr. Reddy’s looks forward to working collaboratively with the USFDA to resolve the matters contained in the Warning Letter.
The Mexico facility produces Intermediates and Active Pharmaceutical Ingredients.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40- 49002445

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s announces the launch of Levofloxacin tablets
Hyderabad, India, June 22, 2011:
Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Levofloxacin tablets (250 mg, 500 mg and 750 mg), a bioequivalent generic version of LEVAQUIN®* tablets in the US market on June 20, 2011, following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Levofloxacin tablets.
The LEVAQUIN® brand had U.S. sales of approximately $1.1 billion for the most recent twelve months ending March 2011 according to IMS Health.
Dr. Reddy’s Levofloxacin tablets 250 mg and 500 mg strengths are available in 50 count bottles and the 750 mg strength is available in 30 count bottles.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

*	LEVAQUIN®, is a registered trademark of Daiichi Sankyo Company, Limited.
IMS National Sales Perspectives: Retail and Non-Retail MAT March 2011
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40- 49002445

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar

Date: July 5, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary